June 26, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Barbara C. Jacobs
Assistant Director

Re:	Occam Networks, Inc.
Preliminary Proxy Statement
Filed on June 13, 2006
File No. 0-30741

Ladies and Gentlemen:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to the comment letter dated June 22, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Occam’s preliminary proxy statement filed on June 13, 2006 (the “Proxy Statement”).

On behalf of Occam, we are concurrently filing via EDGAR an amendment to the Proxy Statement (the “Proxy Statement Amendment”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement Amendment. References to the “Registration Statement” refer to the Company’s registration statement on Form S-1 filed on May 19, 2006 in connection with a proposed underwritten public offering, which Registration Statement is presently subject to a separate comment letter from the Staff. References to the “Form 10-K” refer to Occam’s Annual Report on Form 10-K for its fiscal year ended December 25, 2006, as amended. A copy of this letter and a marked copy of the Proxy Statement Amendment have been sent to you via overnight courier.

General

1. We note that the Form 10-K will be delivered with the proxy statement. As there are outstanding comments relating to the disclosure controls and procedures in the Form 10-K that were issued in our letter dated June 14, 2006, you should resolve all comments concerning the Exchange Act filing prior to mailing the proxy materials and Form 10-K.

U.S. Securities and Exchange Commission

June 26, 2006

As indicated in a telephone conversation with the Staff on Friday, June 23, 2006, Occam will not deliver the Form 10-K to stockholders with the proxy statement. Rather, it will deliver to stockholders an annual report meeting the requirements of Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended. Occam is implementing this change because the Form 10-K remains subject to review, and the Staff is awaiting Occam’s response to the comment letter dated June 14, 2006. Occam and its investment bankers are working to complete Occam’s anticipated public offering before the traditional August offering hiatus, and holding the annual meeting will be a prerequisite to completing the offering. In order to hold the annual meeting on July 26, 2006, as currently anticipated, Occam will need to mail the proxy statement no later than July 6, 2006. As a result, Occam is electing to provide the information required by Rule 14a-3(b) in lieu of the complete Form 10-K in order to avoid any timing delays associated with needing to hold the annual meeting before completing the offering.

2. Please eliminate the phrase that appears frequently throughout the proxy statement that the summary you provide is “qualified in its entirety” by reference to the more detailed information contained in the attached appendices. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete.

In response to the Staff’s comment, Occam has removed statements indicating that certain summaries are “qualified in [their] entirety” by reference to more detailed information.

Proposal 3: Amendment and Restatement of Certificate of Incorporation

3.     We note that under this one proposal you discuss what appear to be three distinct proposals, i.e., decrease the number of authorized shares of common stock, increase the number of shares of preferred stock and “update certain other provisions of our certificate of incorporation.” These three issues are separate issues that should be presented separately. In addition, note that you must include a separate line item on the proxy card for the revised proposal. See SEC Release No. 34-31326. To the extent that the reasons for the proposals are linked, you may wish to include a single introduction that addresses the reasons for the proposals followed by a separate presentation of each proposal.

As indicated below, Occam has attempted to respond to issues raised by the Staff in its comment while complying with the requirements of the Delaware General Corporation Law (the “DGCL”).

Section 245(b) of the DGCL provides in relevant part that “[i]f the restated certificate of incorporation restates and integrates and also further amends in any respect the certificate of

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June 26, 2006

incorporation, as theretofore amended or supplemented, it shall be proposed by the directors and adopted by the stockholders in the manner and by the vote prescribed by § 242 of this title . . . .” As a result, in order to comply with Delaware law, stockholders must approve the complete form of an amended and restated certificate of incorporation.

Occam has attempted to respond to the Staff’s comment and at the same time comply with the requirements of Delaware law. Specifically, Occam has included in the Proxy Statement Amendment a new Proposal Three seeking stockholder approval of a decrease in Occam’s authorized common stock and new Proposal Four seeking stockholder approval of an increase in Occam’s authorized preferred stock. In order to comply with the requirement of Delaware law that stockholders approve the form of restated certificate, Occam continues to include as Proposal Five in the Proxy Statement Amendment a proposal seeking stockholder approval of the form of amended and restated certificate of incorporation. Occam has indicated, however, that implementation of Proposal Five is contingent on stockholder approval of both Proposal Three and Proposal Four. Proposal Three and Proposal Four address material amendments to Occam’s certificate of incorporation relating to Occam’s authorized capital stock. The remaining amendments referenced in Proposal Five are not material and in most instances clarify or restate provisions of Delaware law or Occam’s bylaws that would apply even if not specifically included in the amended certificate.

4.     Regarding the proposals to modify the capital stock, we are unable to discern your existing capital structure based on the information provided. Please disclose in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock that will be : (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. For example, while you indicate that a reason for the decrease in the number of authorized shares of common stock is because of the excessive number of authorized but issued shares resulting from the 1-for-40 reverse stock split, it does not appear that you are decreasing the number of authorized shares by a factor of 40.

In response to the Staff’s comment, Occam has included in Proposal Three a table setting forth the current capitalization of Occam and its proposed capitalization assuming approval of the transactions contemplated by the Proxy Statement Amendment. Occam is not proposing to decrease the number of authorized shares proportionately based on the reverse split. Occam believes that a proportional decrease in the authorized capital stock based on the reverse split would leave Occam with an insufficient number of authorized shares to provide for future stock issuances in connection with stock dividends or splits, financing transactions, or stock acquisition transactions. Occam believes that after giving effect to the proposed amendments to

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June 26, 2006

its certificate of incorporation, its authorized capital stock and available authorized but unreserved shares will be comparable to similarly situated companies. In response to the Staff’s comment, including comment five below, Occam has included additional disclosure setting forth its reasons for seeking increases in Occam’s authorized capital stock.

5.     We note further that the company has outstanding convertible preferred stock the terms of which are not provided in the proxy statement. We note further that you intend to cancel and convert all of the outstanding preferred to common stock. Please provide a materially complete description of the transaction in which the preferred shares were issued, the terms of the preferred and the terms on which they will be converted to common. We may have further comments.

In response to the Staff’s comment, Occam has included in the new Proposal Four a materially complete description of the currently outstanding Series A-2 preferred stock, the terms of such preferred stock, and the terms on which it will be converted to common stock. Occam supplementally advises the Staff that the holders of the requisite percentage of the Series A-2 preferred stock necessary to cause all outstanding Series A-2 preferred stock to be converted into common stock have indicated their intention to effect the conversion prior to the completion of the offering contemplated by the Registration Statement. In that respect, the conversion of the Series A-2 preferred stock will be comparable to conversion of venture capital preferred stock immediately prior to an initial public offering by a venture-backed company.

6.     In light of your intent to convert all of the outstanding preferred stock to common stock, thus resulting in no shares of preferred stock outstanding, please explain in better detail why you are seeking approval to increase the number of authorized shares of preferred stock.

In response to the Staff’s comment, Occam has included in the Proxy Statement Amendment additional discussion of its rationale for increasing the authorized shares of preferred stock.

7.      Regarding your proposal to “update certain other provisions of our certificate of incorporation,” it is unclear from your discussion which terms of the specified provisions are being updated. Moreover, Appendix B, which relates to this proposal, is not marked to show the proposed changes. Please revise the discussion to specifically identify the text of each provision you propose to update. In addition, please ensure that you address in the discussion why the provisions require updating at this time. Are the provisions being updated to comply with changes in the governing laws of Delaware or California or for some other reason?

U.S. Securities and Exchange Commission

June 26, 2006

In response to the Staff’s comment, Occam has provided a more detailed explanation of the provisions being amended in Occam’s certificate of incorporation. In addition, Occam has included a marked version of the certificate of incorporation as Appendix D to the Proxy Statement Amendment, showing proposed changes.

Proposal 4: Readoption of Supermajority Voting Provisions

8.     Please revise the introduction to this proposal to clarify that to the extent you wish to retain supermajority voting requirements you are required, under the California Corporations Code, to obtain stockholder approval for such provisions every two years.

In response to the Staff’s comment, Occam has included a statement that in order to retain supermajority voting requirements while it is subject to Section 2115 of the California Corporations Code, it will be required to obtain stockholder approval of such provisions every two years.

9.     We note your disclosure that companies listing on the Nasdaq Nation Market are generally exempt from Section 2115 of the California Corporations Code and that you applied for relisting on June 13, 2006. Please identify the reasons for delisting in 2002 and discuss briefly the basis for your belief that the company now meets the criteria for relisting.

In response to the Staff’s comment, Occam has identified the reason for its delisting in 2002 and provided a statement as to the reasons it believes it should soon qualify for relisting.

10.     You make references in several places to “the key provisions” of California corporate law to which you are subject and “certain provisions” of the law that limit the effectiveness of supermajority voting provisions to two years. Where you refer to provisions of the California Corporations Code to which you are subject and which relate to the proposal, please eliminate these vague references and substitute them with specific references to the relevant sections of the code.

In response to the Staff’s comment, Occam has revised the discussion in Proposal Six to specify the specific sections of the California Corporations Code being addressed.

Proposal 7: Approval of Indemnification Agreement

11.     As with the proposal to update certain provisions of the certificate of incorporation, please revise the disclosure here to clarify how the new form of indemnification agreement differs from the existing indemnification agreement you currently have with

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June 26, 2006

directors and officers. While the proposal summarizes the material terms of the agreement, it does not describe in what ways the agreement is being updated to comply with applicable law or expanded to provide broader coverage than currently exists.

In response to the Staff’s comment, Occam has revised the disclosure to identify specific changes to the form of indemnification agreement.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lance E. Brady

Lance E. Brady

LEB/tmn